March 26, 2009


Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010


Dear Mr. Schwall:


            North European Oil Royalty Trust (the "Trust") has received your letter dated March 24, 2009 (the "Comment Letter") setting forth the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Trust's proxy statement on Schedule 14A filed January 6, 2009 (the "Proxy Statement"). The Comment Letter was sent in response to our response letter dated March 11, 2009 (the "Original Response Letter").

            The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement and in its other filings under the Securities Exchange Act of 1934, as amended. The Trust acknowledges that comments of the Staff regarding the Proxy Statement, or changes to disclosure in response to the Staff's comments, do not foreclose the Commission from taking any action with respect to such filing. The Trust also acknowledges that the Staff's comments may not be asserted by the Trust as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            For your convenience, we have reproduced the comment from the Comment Letter immediately before the Trust's response.


Schedule 14A filed January 6, 2009
----------------------------------

General
-------

1. Comment
   -------

            We note your response to comment 3 and reissue the comment in part. Please confirm that none of your directors are directors of other companies with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15 (d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. We note, in particular, the biographical sketch of Mr. Adelman. See Item 401 (e) (2) of Regulation S-K.









Response
--------

            We confirm that, except as set forth in the proposed disclosure included in our response to comment 3 in the Original Response Letter, none of our Trustees are directors of other companies with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15 (d) of such Act or any company registered as an investment company under the Investment Company Act of 1940 (collectively "Disclosable Companies"). In particular, we note that none of the various profit and non-profit companies with respect to which Mr. Adelman serves as a director or trustee are Disclosable Companies.

                            -------------------


            We believe that we have fully responded to your comment. However, if you have any questions about our response to your comment or require further explanation, please do not hesitate to call me at (732) 741-4008.



                                            Sincerely,

                                            NORTH EUROPEAN OIL ROYALTY TRUST


                                            By: /s/ John R. Van Kirk
                                                -----------------------------
                                                    John R. Van Kirk
                                                    Managing Director